<p style="text-align:center; color:red;">SUBJECT TO COMPLETION, DATED MAY 13, 2019</p>

PRELIMINARY PROSPECTUS



Rattler Midstream LP

33,333,333 Common Units
Representing Limited Partner Interests

This is the initial public offering of common units representing limited partner interests in Rattler Midstream LP. We are offering 33,333,333 common units in this offering. Prior to this offering, there has been no public market for our common units.

We expect that the initial public offering price will be between $16 and $19 per common unit. We have applied to list our common units on The Nasdaq Global Select Market, or Nasdaq, under the symbol "RTLR." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income and distributions we make to holders of our common units will be taxable as ordinary dividend income to the extent of our current and accumulated earnings and profits as computed for U.S. federal income tax purposes.

Investing in our common units involves risk. Please read "Risk Factors" beginning on page 30.
These risks include the following:

- We derive substantially all of our revenue from Diamondback Energy, Inc., or Diamondback. If Diamondback changes its business strategy, alters its current drilling and development plan on our dedicated acreage, or otherwise significantly reduces the volumes of crude oil, natural gas, produced water or fresh water with respect to which we perform midstream services, our revenue would decline and our business, financial condition, results of operations, cash flow and ability to make distributions to our common unitholders would be materially and adversely affected.
- Our cash flow will be entirely dependent upon the ability of our subsidiary, Rattler Midstream Operating LLC, to make cash distributions to us.
- We may not have sufficient cash to pay any quarterly distribution on our common units and, regardless whether we have sufficient cash, we may choose not to pay any quarterly distribution on our common units.
- Diamondback owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Diamondback, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our common unitholders.
- Common unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.
- Our partnership agreement restricts the remedies available to our common unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.
- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Unitholders will experience immediate and substantial dilution in pro forma net tangible book value of $8.81 per common unit.

	Per Common Unit	Total
Price to the public.	$	$
Underwriting discount(1)	$	$
Proceeds to Rattler Midstream LP (before expenses) . . .	$	$

(1) We refer you to "Underwriting" beginning on page 199 of this prospectus for additional information regarding underwriting compensation.

The underwriters may purchase up to an additional 5,000,000 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about   , 2019 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Credit Suisse	**BofA Merrill Lynch**	**J.P. Morgan**
Barclays		**Citigroup**
Goldman Sachs & Co. LLC		**Wells Fargo Securities**

Senior Co-Managers

Capital One Securities		**Scotia Howard Weil**
SunTrust Robinson Humphrey		**UBS Investment Bank**

Co-Managers

Evercore ISI	**Morgan Stanley**	**RBC Capital Markets**
**Simmons Energy	A Division of Piper Jaffray**[SM]		**Tudor, Pickering, Holt & Co.**
Raymond James	**Seaport Global Securities**	**Northland Capital Markets**
PNC Capital Markets LLC		**TD Securities**

Prospectus dated   , 2019

Ownership and Organizational Structure

The diagram below sets forth a simplified version of our organizational structure after giving effect to the transactions described above, assuming the underwriters' option to purchase additional common units from us is not exercised.



(1) Each Class B Unit may be exchanged, together with one Rattler LLC Unit, for one common unit. Holders of Class B Units are not entitled to receive cash distributions in respect of the Class B Units other than their pro rata portion of the cash preferred distributions equal to 8% per annum payable quarterly on the $1.0 million capital contribution made to us by Diamondback in connection with the issuance of the Class B Units.

The Offering

Common units offered to the public	33,333,333 common units or 38,333,333 common units if the underwriters exercise in full their option to purchase additional common units.
Option to purchase additional common units	We have granted the underwriters a 30-day option to purchase up to an additional 5,000,000 common units.
Units outstanding after this offering	33,333,333 common units and 118,181,819 Class B Units (or 38,333,333 common units and 113,181,819 Class B Units if the underwriters exercise in full their option to purchase additional common units).
	If and to the extent the underwriters do not exercise their option to purchase additional common units, in whole or in part, we will issue up to an additional 5,000,000 Class B Units, and Rattler LLC will issue an equal number of Rattler LLC Units, to Diamondback at the expiration of the option for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and a number of Class B Units equal to the number of remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Diamondback at the expiration of the option period for no additional consideration and Rattler LLC will issue an equal number of Rattler LLC Units to Diamondback.
Use of proceeds	We expect to receive estimated net proceeds of approximately $546 million from this offering, based on an assumed initial public offering price of $17.50 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units is not exercised. We intend to contribute the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued, representing approximately 22% of Rattler LLC's outstanding membership interests after this offering. Our Rattler LLC Units will entitle us to sole management control of Rattler LLC. If and to the extent that the underwriters exercise their option to purchase additional common units, we will contribute the net proceeds thereof to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units purchased pursuant to the option. We intend for Rattler LLC to distribute all of the net proceeds from this offering to Diamondback, in part to reimburse Diamondback for certain capital expenditures. Please read "Use of Proceeds."
Cash distributions	In connection with the closing of this offering, the board of directors of our general partner will adopt a cash distribution policy, which we

USE OF PROCEEDS

We expect to receive estimated net proceeds of approximately $546 million from the sale of 33,333,333 common units offered by this prospectus, based on an assumed initial public offering price of $17.50 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units is not exercised. We intend to contribute the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued, representing approximately 22% of Rattler LLC's outstanding membership interests after this offering. Our Rattler LLC Units will entitle us to sole management control of Rattler LLC. We intend for Rattler LLC to distribute all of the net proceeds from this offering to Diamondback, in part to reimburse Diamondback for certain capital expenditures.

If the underwriters exercise in full their option to purchase additional common units, we estimate that the additional proceeds to us will be approximately $82.7 million, after deducting the estimated underwriting discounts and commissions. If and to the extent the underwriters exercise their option to purchase additional common units, we will contribute the net proceeds thereof to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units purchased pursuant to the option. We intend for Rattler LLC to use the proceeds of any exercise of the underwriters' option to make an additional cash distribution to Diamondback.

We may choose to increase or decrease the number of common units we are offering. Each increase or decrease of 1.0 million common units offered by us, assuming an initial public offering price of $17.50 per common unit, would increase or decrease net proceeds to us from this offering by approximately $16.5 million, after deducting the estimated underwriting discounts and commissions, resulting in a proportionate increase or decrease in the number of Rattler LLC Units we will purchase.

In connection with the closing of this offering, Diamondback will contribute $1.0 million in cash to us and our general partner will contribute $1.0 million in cash to us in respect of its general partner interest. We will retain those contributions at the partnership, and use them for general partnership purposes.

In addition, the initial public offering price may be greater or less than the assumed initial public offering price. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters. A $1.00 increase (decrease) in the assumed initial public offering price of $17.50 per common unit would increase (decrease) the net proceeds to us from this offering by approximately $31.5 million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting underwriting discounts and commissions and estimated offering expenses. Any such change in the net proceeds to us would increase or decrease, as the case may be, the amount we contribute to Rattler LLC and, accordingly, the amount of the distribution to be made to Diamondback by Rattler LLC.

CAPITALIZATION

The following table sets forth:

- the historical cash and cash equivalents and capitalization of our predecessor as of March 31, 2019; and

- our pro forma capitalization as of March 31, 2019, giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds from this offering in the manner described under "Use of Proceeds" and the other transactions described under "Prospectus Summary—The Transactions."

The following table assumes that the underwriters do not exercise their option to purchase additional common units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public, the proceeds thereof will be used by us to purchase a number of Rattler LLC Units equal to the number of common units purchased pursuant to the option. If the underwriters do not exercise their option to purchase additional common units, we will issue up to an additional 5,000,000 Class B Units, and Rattler LLC will issue an equal number of Rattler LLC Units, to Diamondback at the expiration of the option for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and a number of Class B Units equal to the number of remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Diamondback and Rattler LLC will issue an equal number of Rattler LLC Units to Diamondback, at the expiration of the option period for no additional consideration. Any Class B Units to be so issued to Diamondback will be issued pursuant to the exemption from registration provided under Section 4(a)(2) of the Securities Act.

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Prospectus Summary—The Transactions," "Use of Proceeds," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2019	
	Historical	Pro Forma(2)
	(in thousands)	
Cash and cash equivalents	$ 12,060	$ 14,059
Long-term debt:		
New revolving credit facility(1)	$ —	$ —
Member's equity / partners' capital:		
Member's equity	1,025,155	—
Common units	—	541,775
Class B Units	—	1,000
General partner interest	—	1,000
Non-controlling interest	—	479,129
Total member's equity / partners' capital	1,025,155	1,022,904
Total capitalization	$1,025,155	$1,036,963

---

(1) In connection with the completion of this offering, Rattler LLC expects to enter into a new $600 million revolving credit facility. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

(2) Assumes the mid-point of the price range set forth on the cover page of this prospectus.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common units sold in this offering will exceed the pro forma net tangible book value per common unit after this offering. Net tangible book value per common unit as of a particular date represents the amount of our predecessor's total tangible assets less our predecessor's total liabilities divided by the total number of common units outstanding as of such date. For the purpose of calculating dilution, we are including in the number of common units all common units that would be issued if all Class B Units, together with the Rattler LLC Units, held by Diamondback were exchanged for common units. We refer to this calculation as being on "a fully diluted basis." As of March 31, 2019, after giving effect to the transactions contemplated to occur at the completion of this offering, our net tangible book value would have been approximately $1,024.6 million, or $8.69 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit as illustrated in the following table.

Assumed initial public offering price per common unit(1)	$17.50
Pro forma net tangible book value per common unit before this offering(2)	$ 8.67
Increase in net tangible book value per unit attributable to purchasers in this offering	4.64
Decrease in as adjusted net tangible book value per common unit attributable to the distributions to Diamondback(3)	(4.62)
Less: Pro forma net tangible book value per unit after this offering(4)	8.69
Immediate dilution in as adjusted net tangible book value per common unit attributable to purchasers in this offering(5)(6)	$ 8.81

(1) Represents the mid-point of the price range set forth on the cover page of this prospectus.

(2) Determined by dividing the pro forma net tangible book value before the offering of $1,024.6 million by the number of common units (118,181,819) issuable to Diamondback upon the exchange of all of its Class B Units and Rattler LLC Units.

(3) Determined by dividing the expected distribution of $546.0 million to Diamondback in connection with this offering by the number of common units (118,181,819) issuable to Diamondback upon the exchange of all of its Class B Units and Rattler LLC Units.

(4) Determined by dividing the pro forma net tangible book value after the offering, after giving effect to the application of the net proceeds of this offering, of $1,024.6 million by the number of common units (118,181,819) issuable to Diamondback upon the exchange of all of its Class B Units and Rattler LLC Units.

(5) Assumes an initial public offering price of $17.50 per common unit, the mid-point of the price range set forth on the cover page of this prospectus. If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $9.81 and $7.81, respectively.

(6) Because the total number of common units outstanding on a fully diluted basis following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.

The following table sets forth the number of common units (on a fully diluted basis) acquired, the total consideration paid or exchanged and the average price per common unit (on a fully diluted basis) paid by Diamondback and by purchasers of our common units in this offering, based on an assumed initial public offering price of $17.50 per common unit and no exercise of the underwriters' option to purchase additional common units.

	Units Acquired		Total Consideration	
	Number	%	Amount	%
			(in millions)	
Diamondback and its affiliates(1)(2)(3)	118,181,819	78%	$ 481,130	47%
Purchasers in this offering	33,333,333	22%	541,774	53%
Total	151,515,152	100.0%	$1,022,904	100.0%

(1) Upon the completion of this offering, following the expiration of the underwriters' option period, Diamondback will own 118,181,819 Class B Units.

(2) Assumes the underwriters' option to purchase additional common units is not exercised.

(3) The assets contributed by Diamondback were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of March 31, 2019 was $900.8 million (excludes deferred taxes). At the closing of this Offering, we intend Rattler LLC to make a distribution to Diamondback of approximately $546.0 million.

Rattler Midstream LP
Unaudited Pro Forma EBITDA and Distributable Cash Flow

(In thousands)	Year Ended December 31, 2018	Twelve Months Ended March 31, 2019
Pro forma revenues of Rattler LLC:		
Revenues—related party	$ 169,396	226,921
Revenues—third party	3,292	6,409
Rental income—related party	2,540	2,822
Rental income—third party	8,855	9,094
Other real estate income—related party	322	364
Other real estate income—third party	1,043	1,139
Total pro forma revenues	185,448	246,749
Pro forma costs and expenses:		
Direct operating expenses	33,714	48,694
Costs of goods sold (exclusive of depreciation and amortization shown below)	38,852	46,654
Real estate operating expenses	1,981	2,229
Depreciation, amortization and accretion	35,108	39,196
Loss on sale of property, plant and equipment	2,577	2,577
General and administrative expenses	2,108	3,223
Total pro forma costs and expenses	114,340	142,573
Pro forma income from operations	71,108	104,176
Other income:		
Pro forma income from equity investment	—	(1,409)
Total other income	—	(1,409)
Pro forma net income before taxes	71,108	102,767
Provision for income taxes	15,305	22,004
Pro forma net income of Rattler LLC	$ 55,803	80,763
Add:		
Provision for income taxes	15,305	22,004
Depreciation, amortization and accretion	35,108	39,196
Pro forma EBITDA of Rattler LLC	106,216	141,963
Less:		
Expansion capital expenditures(1)	217,376	269,119
Real estate capital expenditures(2)	111,300	111,442
Incremental public partnership general and administrative expenses(3)	836	560
Add:		
Contributions from Diamondback to fund capital expenditures	171,257	445,898
Pro forma distributable cash flow of Rattler LLC	$ (52,039)	$ 57,812
Distributions to unitholders of Rattler LLC	$(151,515)	$(151,515)
Excess (deficit) of pro forma distributable cash flow of Rattler LLC above distributions to unitholders of Rattler LLC	(203,554)	(93,703)
Preferred distributions to Diamondback	80	80
Preferred distributions to our general partner	80	80
Distributions to common unitholders of Rattler Midstream LP at the annualized distribution rate of $1.00 per common unit	$ 33,333	$ 8,333

(1) Expansion capital expenditures are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and compressor stations, in each case to the extent such capital expenditures are expected to expand our operating capacity or revenue. Over the past two years, Diamondback constructed a significant portion of the midstream assets that were

For additional information relating to the principal assumptions used in preparing our forecast please read "—Significant Forecast Assumptions" below.

(In thousands)	Three Months Ending September 30, 2019	Three Months Ending December 31, 2019	Three Months Ending March 31, 2020	Three Months Ending June 30, 2020	Twelve Months Ending June 30, 2020
Revenues of Rattler LLC:					
Revenues—related party	$ 75,221	$ 80,109	$ 89,061	$ 93,105	$337,496
Revenues—third party	23,455	25,604	28,065	29,142	106,266
Surface use	286	286	286	286	1,144
Rental income—related party	690	690	690	690	2,760
Rental income—third party	2,759	2,759	2,759	2,759	11,036
Other real estate income	336	336	336	336	1,344
Total revenues	102,747	109,784	121,197	126,318	460,046
Costs and expenses:					
Operating expenses	27,494	29,627	32,147	33,954	123,222
Costs of goods sold (exclusive of depreciation and amortization shown below)	12,254	12,254	13,426	13,426	51,360
Depreciation, amortization and accretion	10,248	10,826	11,381	11,925	44,380
General and administrative expenses(1)	1,875	1,875	2,125	2,125	8,000
Interest expense(2)	518	955	1,503	1,761	4,737
Total costs and expenses	52,389	55,537	60,582	63,191	231,699
Income from operations	50,358	54,247	60,615	63,127	228,347
Other income:					
Income from equity investments(3)	(570)	332	1,834	2,088	3,684
Total other income	(570)	332	1,834	2,088	3,684
Net income before taxes	49,788	54,579	62,449	65,215	232,031
Provision for income taxes	10,455	11,461	13,114	13,695	48,725
Net income of Rattler LLC	$ 39,333	$ 43,118	$ 49,335	$ 51,520	$183,306
Add:					
Interest expense and interest paid on equity investments(4)	3,001	3,946	4,556	4,818	16,321
Provision for income taxes	10,455	11,461	13,114	13,695	48,725
Depreciation, amortization and accretion(5)	11,617	13,928	15,372	16,030	56,947
EBITDA of Rattler LLC	64,406	72,453	82,377	86,063	305,299
Less:					
Interest expense(2)	518	955	1,503	1,761	4,737
Taxes paid in cash	—	—	100	151	251
Expansion capital expenditures(6)	57,500	57,500	54,032	54,032	223,064
Maintenance capital expenditures(7)	2,500	2,500	2,500	2,500	10,000
Contribution to equity investments(3), (8)	25,000	17,867	25,753	7,098	75,718
EBITDA from equity investments(9)	3,283	6,426	8,878	9,251	27,838
Net change in working capital	1,471	1,646	6,918	259	10,294
Add:					
Cash used to fund capital expenditures and equity investments(10)	22,918	—	—	—	22,918
Contributions from Diamondback to fund capital expenditures	—	—	—	—	—
Distributions from equity investments(3), (11)	—	11	45	67	123
Borrowings used to fund capital expenditures and equity investments	$ 40,827	$ 52,309	$ 55,141	$ 26,801	$175,078
Distributable cash flow of Rattler LLC	$ 37,879	$ 37,879	$ 37,879	$ 37,879	$151,516
Distributions to unitholders of Rattler LLC	$ 37,879	$ 37,879	$ 37,879	$ 37,879	$151,516
Partnership cash used to fund preferred distributions	$ 40	$ 40	$ 40	$ 40	$ 160
Distributions to Diamondback	29,546	29,546	29,546	29,546	118,184
Distributions to Rattler Midstream LP	8,333	8,333	8,333	8,333	33,332
Income tax expense of Rattler Midstream LP	—	—	—	—	—
Preferred distributions to Diamondback	20	20	20	20	80
Preferred distributions to our general partner	20	20	20	20	80
Distributions to common unitholders of Rattler Midstream LP at the annualized distribution rate of $1.00 per common unit	$ 8,333	$ 8,333	$ 8,333	$ 8,333	$ 33,332

RATTLER MIDSTREAM LP

PRO FORMA COMBINED STATEMENT OF OPERATIONS

	Three Months Ended March 31, 2019 Rattler LLC Historical	Three Months Ended March 31, 2019 Pro Forma Adjustments	Three Months Ended March 31, 2019 Pro Forma Partnership
		(in thousands)	
Revenues:			
Revenues—related party	$ 88,576	$ —	$ 88,576
Revenues—third party	3,487	—	3,487
Rental income—related party	715	—	715
Rental income—third party	2,067	—	2,067
Other real estate income—related party	73	—	73
Other real estate income—third party	258	—	258
Total revenues	95,176	—	95,176
Costs and expenses:			
Direct operating expenses	20,186	—	20,186
Costs of goods sold (exclusive of depreciation and amortization shown below)	13,053	—	13,053
Real estate operating expenses	526	—	526
Depreciation, amortization and accretion	9,904	—	9,904
General and administrative expenses	1,369	—	1,369
Total costs and expenses	45,038	—	45,038
Income from operations	50,138	—	50,138
Other income:			
Income from equity investment	50	—	50
Total other income	50	—	50
Net income before income taxes	50,188	—	50,188
Provision for income taxes	10,832	—	10,832
Net income	$ 39,356	$ —	$ 39,356
Net income attributable to non-controlling interest—Diamondback			$ 30,698(d)
Net income attributable to Rattler Midstream LP			$ 8,658
Net income attributable to Rattler Midstream LP:			
General partner's interest			$ —
Limited partner's interest			$ 39,356
Common units outstanding representing limited partner interests			33,333
Net income per common unit outstanding representing limited partner interests:			
Basic			$ 0.26(g)
Diluted			$ 0.26(g)
Pro forma weighted average number of common units outstanding representing limited partner interests			33,333

The accompanying notes are an integral part of these unaudited pro forma financial statements.

RATTLER MIDSTREAM LP

PRO FORMA COMBINED BALANCE SHEET

	As of March 31, 2019		
	Rattler LLC Historical	Pro Forma Adjustments	Pro Forma Partnership
		(in thousands)	
Assets			
Current assets:			
Cash	$ 12,060	1,999(b)	$ 14,059
Accounts receivable—related party	33,790	—	33,790
Accounts receivable—third party	1,223	—	1,223
Fresh water inventory	11,725	—	11,725
Other current assets	5,115	(4,250)(h)	865
Total current assets	63,913	(2,251)	61,662
Equity method investment	149,596	—	149,596
Property, plant and equipment:			
Land	88,509	—	88,509
Property, plant and equipment	756,512	—	756,512
Accumulated depreciation	(36,198)	—	(36,198)
Property, plant and equipment, net	808,823	—	808,823
Real estate assets, net	101,231	—	101,231
Intangible lease assets, net	10,158	—	10,158
Other assets	1,765	—	1,765
Total assets	1,135,486	(2,251)	1,133,235
Liabilities and Member's Equity			
Current liabilities:			
Accounts payable	$ 181	—	$ 181
Accrued liabilities	80,012	—	80,012
Taxes payable	7,964	—	7,964
Short term lease liability	1,594	—	1,594
Total current liabilities	89,751	—	89,751
Asset retirement obligations	4,630	—	4,630
Other long term lease liability	171	—	171
Deferred income taxes	15,779	—	15,779
Total liabilities	110,331	—	110,331
Member's equity / partners' capital:			
Member's equity—Diamondback	1,025,155	(1,025,155)(c)	—
Common unitholders—public		541,775(c)	541,775
Class B Units—Diamondback		1,000(c)	1,000
General partner—Diamondback		1,000(c)	1,000
Non-controlling interest—Diamondback		479,129(c)	479,129
Total member's equity / partners' capital	1,025,155	(2,251)	1,022,904
Total liabilities and member's equity	$1,135,486	$ (2,251)	$1,133,235

The accompanying notes are an integral part of these unaudited pro forma financial statements.

RATTLER MIDSTREAM LP

PRO FORMA COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31, 2018 Rattler LLC Historical	For Period from January 1 to 31, 2018 Fasken Midland Historical	Year Ended December 31, 2018 Pro Forma Adjustments	Year Ended December 31, 2018 Pro Forma Partnership
		(in thousands)		
Revenues:				
Revenues—related party	$169,396	$ —	$ —	$169,396
Revenues—third party	3,292	—	—	3,292
Rental income—related party	2,383	157	—	2,540
Rental income—third party	8,125	730	—	8,855
Other real estate income—related party	228	94	—	322
Other real estate income—third party	1,043	—	—	1,043
Total revenues	184,467	981	—	185,448
Costs and expenses:				
Direct operating expenses	33,714	—	—	33,714
Costs of goods sold (exclusive of depreciation and amortization shown below)	38,852	—	—	38,852
Real estate operating expenses	1,872	109	—	1,981
Depreciation, amortization and accretion	25,134	—	9,974(a)	35,108
Loss on sale of property, plant and equipment	2,577	—	—	2,577
General and administrative expenses	1,999	109	—	2,108
Total costs and expenses	104,148	218	9,974	114,340
Income (loss) from operations	80,319	763	(9,974)	71,108
Net income (loss) before income taxes	80,319	763	(9,974)	71,108
Provision for (benefit from) income taxes	17,359	170	(2,224)(e)	15,305
Net income (loss)	$ 62,960	$ 593	$(7,750)	$ 55,803
Net income attributable to non-controlling interest—Diamondback				$ 43,526(d)
Net income attributable to Rattler Midstream LP				$ 12,277
Net income attributable to Rattler Midstream LP:				
General partner's interest				$ —
Limited partner's interest				$ 55,803
Common units outstanding representing limited partner interests				33,333
Net income per common unit outstanding representing limited partner interests:				
Basic				$ 0.37(g)
Diluted				$ 0.37(g)
Pro forma weighted average number of common units outstanding representing limited partner interests				33,333

The accompanying notes are an integral part of these unaudited pro forma financial statements.

RATTLER MIDSTREAM LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The unaudited pro forma financial statements have been derived from the audited consolidated financial statements of our accounting predecessor, Rattler LLC, and statement of revenues and certain expenses of Fasken Midland. The historical financial statements of Rattler LLC and statement of revenues and certain expenses of Fasken Midland are set forth elsewhere in this prospectus, and the unaudited pro forma financial statements for the Partnership should be read in conjunction with, and are qualified in their entirety by reference to, such historical financial statements and the related notes contained therein. The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and actual results may differ from the pro forma adjustments. However, management believes that these estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions.

The unaudited pro forma financial statements may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of Rattler LLC on the dates indicated, or the results that will be obtained in the future.

2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

For purposes of the unaudited pro forma combined balance sheet, it is assumed that the transactions took place on December 31, 2018. For purposes of the unaudited pro forma combined statements of operations, it is assumed that the transactions took place on January 1, 2018. The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of those transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments is provided as follows:

(a) Adjustments to reflect additional depreciation, amortization and accretion expense of $612 thousand that would have been recorded with respect to the Fasken Center and $9.4 million that would have been recorded with respect to the 2019 Midstream Assets. The 2019 Midstream Assets were assigned depreciable lives in line with the Partnership's other midstream and real estate assets.

(b) Reflects the net adjustments to cash and cash equivalents, as follows (in thousands):

Gross proceeds from the offering	$ 583,333
Underwriters' discount and fees	(32,083)
Expenses and costs of the offering	(5,225)
Contribution from Diamondback in relation to the Class B Units	1,000
Contribution by our general partner in relation to its general partner interest	999
Distribution of net proceeds from this offering to Diamondback	(546,025)
Cash pro forma adjustment	$ 1,999

RATTLER MIDSTREAM LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(c) The table below summarizes the pro forma adjustments to member's equity / partners' capital based on our expected partnership capital allocated in connection with the offering.

	(In thousands)
Member's equity—Diamondback	$1,025,155
Reclassification of deferred IPO costs	(4,250)
Proceeds from sale of common units	583,333
Underwriters' discounts and fees	(32,083)
Contribution from Diamondback in relation to the Class B Units	1,000
Contribution by our general partner in relation to its general partner interest	999
Expenses and costs of the offering	(5,225)
Distribution to Diamondback	(546,025)
Pro forma capitalization	$1,022,904
Allocation of pro forma capitalization:	
Common unitholders—public	$ 541,775(f)
Class B Units—Diamondback	1,000
General partner—Diamondback	1,000
Non-controlling interest—Diamondback	479,129
Pro forma capitalization	$1,022,904

(d) Reflects the non-controlling interests in net income attributable to Diamondback.

(e) Income tax expense includes U.S. federal and state taxes on operations, as applicable. Rattler LLC is a flow-through entity for U.S. federal tax purposes and all tax attributes flow through to its members, Diamondback and the Partnership. Even though the Partnership is organized as a limited partnership under state law, it will be treated as a corporation for U.S. federal income tax purposes and will be subject to U.S. federal and state income tax at regular corporate rates. Rattler LLC's net income in the pro forma combined statements of operations above reflect provisions for income taxes as if it had been a corporation.

(f) Comprised of proceeds from sale of common units netted against the deferred IPO costs, underwriters' discounts and fees and expenses and costs of the offering.

(g) Unaudited basic and diluted pro forma earnings per common unit for Rattler LLC for the year ended December 31, 2018 and the three months ended March 31, 2019 assumed 33,333,333 common units were outstanding during the respective periods. There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

(h) Reflects deferred initial public offering ("IPO") costs that have been capitalized and consists of fees and expenses incurred in connection with the anticipated sale of our common stock in the Partnership's IPO, including the legal, accounting, printing and other IPO-related costs. Upon completion of the IPO, these deferred IPO costs will be reclassified to stockholders' equity and recorded against the proceeds from the offering.

RATTLER MIDSTREAM OPERATING LLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Supplemental Pro Forma March 31, 2019	As of March 31, 2019	December 31, 2018
		(In thousands)	
Assets			
Current assets:			
Cash	$ 12,060	$ 12,060	$ 8,563
Accounts receivable—related party	33,790	33,790	18,274
Accounts receivable—third party	1,223	1,223	1,849
Fresh water inventory	11,725	11,725	9,200
Other current assets	5,115	5,115	4,209
Total current assets	63,913	63,913	42,095
Equity method investment	149,596	149,596	—
Property, plant and equipment:			
Land	88,509	88,509	70,373
Property, plant and equipment	756,512	756,512	415,888
Accumulated depreciation	(36,198)	(36,198)	(28,317)
Property, plant and equipment, net	808,823	808,823	457,944
Real estate assets, net	101,231	101,231	93,023
Intangible lease assets, net	10,158	10,158	10,954
Other assets	1,765	1,765	—
Total assets	$1,135,486	$1,135,486	$604,016
Liabilities and Member's Equity			
Current liabilities:			
Accounts payable	$ 181	$ 181	$ 100
Accrued liabilities	80,012	80,012	51,804
Taxes payable	7,964	7,964	11,514
Short term lease liability	1,594	1,594	—
Distribution payable	546,025	—	—
Total current liabilities	635,776	89,751	63,418
Asset retirement obligations	4,630	4,630	561
Other long term lease liability	171	171	—
Deferred income taxes	15,779	15,779	12,912
Total liabilities	656,356	110,331	76,891
Commitment and contingencies			
Member's equity:			
Diamondback	479,130	1,025,155	527,125
Total member's equity	479,130	1,025,155	527,125
Total liabilities and member's equity	$1,135,486	$1,135,486	$604,016

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RATTLER MIDSTREAM OPERATING LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,	
	2019	**2018**
	(In thousands)	
Revenues:		
Revenues—related party	$88,576	$31,051
Revenues—third party	3,487	370
Rental income—related party	715	433
Rental income—third party	2,067	1,828
Other real estate income—related party	73	31
Other real estate income—third party	258	162
Total revenues	95,176	33,875
Costs and expenses:		
Direct operating expenses	20,186	5,206
Cost of goods sold (exclusive of depreciation and amortization shown below)	13,053	5,251
Real estate operating expenses	526	278
Depreciation, amortization and accretion	9,904	5,816
General and administrative expenses	1,369	254
Total expenses	45,038	16,805
Income from operations	50,138	17,070
Other income:		
Income from equity investment	50	1,459
Total other income	50	1,459
Net income before income taxes	50,188	18,529
Provision for income taxes	10,832	4,133
Net income	$39,356	$14,396
Supplemental unaudited pro forma basic earnings per common unit (Note 2)	$ 0.26	
Supplemental unaudited pro forma diluted earnings per common unit (Note 2)	$ 0.26	

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

generated by Rattler LLC's operations was primarily received by Diamondback, and Diamondback funded Rattler LLC's operating and investing activities as needed. Accordingly, the cash held by Diamondback was not allocated to Rattler LLC prior to January 1, 2018. Rattler LLC has reflected cash management and financing activities performed by Diamondback as a component of member's equity on its accompanying balance sheets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a complete description of Rattler LLC's significant accounting policies, see Note 2—Summary of Significant Accounting Policies, to its annual financial statements.

Supplemental Pro Forma Information (Unaudited)

Staff Accounting Bulletin Topic 1:B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of the proposed initial public offering of Rattler LLC's parent entity (the "Partnership"), Rattler LLC intends to distribute all of the net proceeds from this offering to Diamondback. The supplemental pro forma balance sheet as of March 31, 2019 gives pro forma effect to this assumed distribution as though it had been declared and was payable as of that date. Unaudited basic and diluted pro forma earnings per common unit for Rattler LLC for the three months ended March 31, 2019 assumed 149,112,561 common units were outstanding in the year. The common units consist of 118,181,819 common units issuable to Diamondback upon the exchange of all of its Class B Units and Rattler LLC Units plus an additional 30,930,742 common units, which is the number of common units Rattler LLC would have been required to issue to fund the $546.0 million distribution to Diamondback. The number of common units that Rattler LLC would have been required to issue to fund the $546.0 million distribution was calculated by dividing the $506.7 million distribution in excess of earnings by an estimated issue price per unit of $16.38, which is the initial public offering price of $17.50 per common unit less the estimated underwriting discounts, structuring fees and offering expenses. There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

Use of Estimates

Certain amounts included in or affecting the condensed consolidated financial statements and related notes must be estimated by management, requiring certain assumptions to be made with respect to values or conditions that cannot be known with certainty at the time the condensed consolidated financial statements are prepared. These estimates and assumptions affect the amounts Rattler LLC reports for assets and liabilities and Rattler LLC's disclosure of contingent assets and liabilities at the date of the financial statements.

Management evaluates these estimates on an ongoing basis, using historical experience, consultation with experts and other methods they consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from management's estimates. Any effects on Rattler LLC's business, financial position, results of operations or cash flows resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Significant items subject to such estimates and assumptions include, but are not limited to (i) revenue accruals, (ii) valuation of fresh water inventory, (iii) fair value of long-lived assets, including intangible lease assets, provision for income taxes, and (iv) asset retirement obligations ("ARO").

Cash

Cash represents unrestricted cash maintained in bank deposit accounts.

RATTLER MIDSTREAM OPERATING LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2018	2017
	(In thousands)	
Revenues:		
Revenues—related party	$169,396	$38,414
Revenues—third party	3,292	881
Rental income—related party	2,383	—
Rental income—third party	8,125	—
Other real estate income—related party	228	—
Other real estate income—third party	1,043	—
Total revenues	184,467	39,295
Costs and expenses:		
Direct operating expenses	33,714	10,557
Cost of goods sold (exclusive of depreciation and amortization shown below)	38,852	—
Real estate operating expenses	1,872	—
Depreciation, amortization and accretion	25,134	3,486
Loss on sale of property, plant and equipment	2,577	—
General and administrative expenses	1,999	1,265
Total expenses	104,148	15,308
Income from operations	80,319	23,987
Other income:		
Income from equity investment	—	1,366
Total other income	—	1,366
Net income before income taxes	80,319	25,353
Provision for income taxes	17,359	4,688
Net income	$ 62,960	$20,665
Supplemental unaudited pro forma basic earnings per common unit (Note 2)	$ 0.43	
Supplemental unaudited pro forma diluted earnings per common unit (Note 2)	$ 0.43	

The accompanying notes are an integral part of these financial statements.

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental Pro Forma Information (Unaudited)

Staff Accounting Bulletin Topic 1:B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of the proposed initial public offering of Rattler LLC's parent entity (the "Partnership"), Rattler LLC intends to distribute all of the net proceeds from this offering to Diamondback. Unaudited basic and diluted pro forma earnings per common unit for Rattler LLC for the year ended December 31, 2018 assumed 147,671,616 common units were outstanding in the year. The common units consist of 118,181,819 common units issuable to Diamondback upon the exchange of all of its Class B Units and Rattler LLC Units plus an additional 29,489,797 common units, which is the number of common units Rattler LLC would have been required to issue to fund the $546.0 million distribution to Diamondback. The number of common units that Rattler LLC would have been required to issue to fund the $546.0 million distribution was calculated by dividing the $483.1 million distribution in excess of earnings by an estimated issue price per unit of $16.38, which is the initial public offering price of $17.50 per common unit less the estimated underwriting discounts, structuring fees and offering expenses. There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

Use of Estimates

Certain amounts included in or affecting the condensed consolidated financial statements and related notes must be estimated by management, requiring certain assumptions to be made with respect to values or conditions that cannot be known with certainty at the time the condensed consolidated financial statements are prepared. These estimates and assumptions affect the amounts Rattler LLC reports for assets and liabilities and Rattler LLC's disclosure of contingent assets and liabilities at the date of the financial statements.

Management evaluates these estimates on an ongoing basis, using historical experience, consultation with experts and other methods they consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from management's estimates. Any effects on Rattler LLC's business, financial position, results of operations or cash flows resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Significant items subject to such estimates and assumptions include, but are not limited to (i) revenue accruals, (ii) valuation of fresh water inventory, (iii) fair value of long-lived assets, including intangible lease assets, provision for income taxes, and (iv) asset retirement obligations ("ARO").

Cash

Cash represents unrestricted cash maintained in bank deposit accounts.

Accounts Receivable—Related Party

Accounts receivable—related party consist of receivables from Diamondback, or one of its affiliates. The receivable balance represents operating income less certain cash payments for the year ended December 31, 2018. Substantially all operating income was not settled with Diamondback historically. The monthly settlement of these amounts began in the second quarter of 2018. Management provides an allowance for doubtful receivables equal to the estimated uncollectible amounts. No allowance was deemed necessary at December 31, 2018.

Equity Method Investment

An investment in an investee over which Rattler LLC exercises significant influence but does not control is accounted for using the equity method. Under the equity method, Rattler LLC's share of the investee's earnings